Exhibit 99.1

Fusion Fuel Receives First Payment in Sale of Shares of P2X Spain

Dublin, Ireland, July 23, 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a provider of integrated energy solutions,, today announced that it has received the first payment related to its sale of its former 50% equity interest in P2X Spain Sociedad Limitada (formerly known as Fusion Fuel Spain, S.L.) (“P2X Spain”) to EREE Desarrollos Empresariales, S.L. (“EREE”).

The payment was made pursuant to a definitive agreement, dated February 7, 2025 and followed the transfer of 1,500 shares (representing 50% of P2X Spain) by Fusion Fuel to EREE on December 19, 2024.

As part of the transaction, the sale was structured to be conditioned on certain subsequent required conditions, including certain payments totaling €515,100. Fusion Fuel has received the first such payment, consisting of €370,100.

Frederico Figueira de Chaves, Interim Chief Financial Officer of Fusion Fuel, commented, “We are pleased to have received this payment, and we look forward to exploring future opportunities to collaborate with EREE and P2X Spain on this and other initiatives in the green hydrogen space.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors.

Forward-Looking Statements

This press release may include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu
www.fusion-fuel.eu